FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2005	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information	2005
Mexican Stock Exchange	FIRST-QUARTER RESULTS
Ticker: KOFL
		First quarter			First quarter

NYSE (ADR)		2005	2004	Δ %	2005	2004

Ticker: KOF	Total Revenues	11,230	11,069	1.5%	% of Tot.Rev.

	Gross Profit	5,349	5,304	0.8%	47.6%	47.9%

	Operating Income	1,689	1,645	2.7%	15.0%	14.9%

Ratio of KOF L to KOF = 10:1	Majority Net Income	695	906	-23.3%	6.2%	8.2%

	EBITDA(1)	2,267	2,258	0.4%	20.2%	20.4%

	Net Debt (2)(3)	21,541	21,582

	EBITDA (1) / Interest Expense	4.14	3.75

	Earnings per Share	0.38	0.49

	Average Shares Outstanding (million)	1,846.5	1,846.4

	Expressed in million of Mexican pesos with purchasing power as of March 31, 2005, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
	(2) Net Debt = Total Debt - Cash (3) Figures for 2004 are as of December 31, 2004.

     Total revenues in the first quarter of 2005 increased 1.5%, reaching Ps. 11,230 million. Increases in Brazil, Argentina, Colombia and Venezuela more than offset revenue declines in Mexico and Central America.

For Further Information:

Investor Relations

Alfredo Fernández
afernandeze@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
jnaranjo@kof.com.mx
(5255) 5081-5148

Oscar Garcia
oscar.garcia@kof.com.mx
(5255) 5081-5186

Website:
www.cocacola-femsa.com

     Consolidated operating income grew 2.7% to Ps. 1,689 million, and operating margin was 15.0% in the first quarter of 2005. Increases in Brazil, Colombia, Argentina and Central America more than compensated for operating income decline in Mexico.

	Consolidated majority net income was Ps. 695 million, a decrease of 23.3%, which was mainly due to non-operating factors. Earnings per share were Ps. 0.38 in the first quarter of 2005.

Mexico City (April 28, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter 2005.

“Our first-quarter results underscore the importance of our geographic diversification to our near- and long-term growth story. With the successful integration of our eight acquired territories, we have consolidated our position in markets that offer sustainable and profitable growth for our shareholders. Our diversification in regions with different seasons and economic cycles enabled us to produce better balanced top- and bottom-line results for the quarter." said Carlos Salazar, Chief Executive Officer of the Company.

April 28, 2005	Page 1

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues were Ps. 11,230 million in the first quarter of 2005, an increase of 1.5% over the same period of 2004, as a result of increases in Brazil, Argentina, Colombia and Venezuela, which more than offset revenue declines in Mexico and Central America. Consolidated average price per unit case in the first quarter of 2005 was Ps. 25.00 (US$2.24)1, a decrease of 0.2% compared to the same quarter of 2004, driven by lower prices for our products in Mexico and Central America.

Total sales volume reached 446.8 million unit cases in the first quarter of 2005, an increase of 1.4% as compared to the first quarter of 2004. Sales volume growth in Brazil, Argentina and Colombia more than offset sales volume declines in Mexico and Central America. Carbonated soft drinks sales volume grew 2.0% in the first quarter of 2005, mainly driven by sales volume growth in Brazil.

Our gross profit in the first quarter of 2005 was Ps. 5,349 million, an increase of 0.8% compared with the first quarter of 2004. Gross margin decreased 30 basis points from 47.9% in the first quarter of 2004 to 47.6% in the same period of 2005, due to higher revenues.

Our consolidated operating income in the first quarter of 2005 was Ps. 1,689 million, an increase of 2.7%, as a result of operating income increases in Brazil, Colombia, Argentina and Central America, which more than offset operating income decline in Mexico. Our operating margin was 15.0% in the first quarter of 2005, an improvement of 10 basis points as compared to the first quarter of 2004.

Despite a 13.2% reduction in interest expenses, our integral cost of financing increased to Ps. 291 million in the first quarter of 2005, compared to Ps. 26 million in the first quarter of 2004. This increase was mainly driven by lower gain in our monetary position resulting from lower inflation rates recorded in Mexico in the first quarter of 2005 as applied to our lower net liability position.

During the first quarter of 2005, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 45.0%. In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance. This ruling requires refrigerators to be treated as fixed assets with finite useful lives. We had previously considered refrigerators as an expense for tax purposes. Tax payments in connection with this change of criteria resulted in a charge to income in 2004. During March 2005, the tax authorities reviewed the payments in connection with this change in criteria, which resulted in an additional one-time payment in Mexico in the amount of Ps. 118 million. Excluding this one-time payment our income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 35.9%.

Our consolidated majority net income was Ps. 695 million in the first quarter of 2005, a decrease of 23.3% compared to the first quarter of 2004 due to the aforementioned reasons. Earnings per share (“EPS”) were Ps. 0.38 (US$0.34 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the non-recurrent item mentioned above our consolidated majority net income was Ps. 813 million, resulting in EPS of Ps. 0.44 (US$0.39 per ADR).

1	Using a foreign exchange rate of Ps. 11.171 per U.S. dollar

April 28, 2005	Page 2

Balance Sheet and Free Cash Flow

BALANCE SHEET

As of March 31, 2005, Coca-Cola FEMSA had a cash balance of Ps. 3,241 million (US$290 million), a reduction of Ps. 405 million (US$36 million) compared with December 31, 2004, due to tax payments and a reduction of account payables. The increase in working capital was mainly driven by the seasonality of our business.

Total short-term debt was Ps. 3,035 million (US$272 million) and long-term debt was Ps. 21,747 million (US$1,947 million) a decrease of Ps. 446 million (US$40 million), driven by the effect of the appreciation of the Mexican peso versus U.S. dollar as applied to our U.S. dollar denominated debt and the repurchase of Ps. 164 million of certificados bursátiles.

During the quarter, we decreased our debt balances denominated in local currency as a percentage of total debt, from 77% in the fourth quarter of 2004 to 70% in the first quarter of 2005. This decrease was attributed, in large part, to the unwinding of cross currency swaps, the effect of which was to increase our debt balance denominated in local currency by 630 basis points in the fourth quarter of 2004. Weighted average cost of debt during the quarter was 8.7%.

The following charts set forth the Company’s debt profile by currency and interest rate type as of March 31, 2005:

Currency	% Total Debt	% Interest Rate Floating

U.S. dollars	29.9%	25%
Mexican Pesos	66.8%	19%
Colombian Pesos	2.8%	100%
Argentine Pesos	0.5%	100%

(1) Annualized average interest rate per currency as of March 31, 2005

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of March 31, 2005

	Jan - Mar 2005
	Ps.	USD(1)

Net income	695	62
Non cash charges to net income	460	41

	1,155	103
Working capital investment:
Accounts receivable	425	38
Inventories	(14)	(1)
Prepaid expenses and recoverable taxes	(313)	(28)
Interest payable	70	6
Suppliers	(491)	(44)
Dividends payable	623	56
Accrued taxes	(705)	(63)
Other liabilities	56	5

	(349)	(31)

NRGOA(2)	806	72

Capital expenditures	(221)	(20)
Dividend declared	(623)	(56)
Other financial transactions	(367)	(33)

Increase in cash and cash equivalents	(405)	(36)

Cash and cash equivalents at begining of period	3,646	326
Cash and cash equivalents at end of period	3,241	290

(1) Expressed in US$ millions using a foreign exchange rate of Ps. 11.1710 per US Dollar
(2) Net Resources Generated by Operating Activities

April 28, 2005	Page 3

Mexican and Central American Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories were Ps. 6,097 million in the first quarter of 2005, a decline of 3.5% compared with the same period of 2004, mainly driven by a lower average price per unit case. Average price per unit case in the first quarter of 2005 was Ps. 26.70 (US$2.39), a decline of 3.1% compared with the first quarter of 2005. This was as a result of a packaging mix shift towards multiple serving presentations, which have a lower average price per unit case. Excluding Ciel water volumes in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 30.70 (US$2.75).

Total sales volume was 227.7 million unit cases, remaining almost flat in the first quarter of 2005 compared with the same period of 2004. Carbonated soft drinks sales volume was 182.3 million unit cases in the first quarter of 2005, a slight decrease of 0.3% as compared to the same period of 2004, due to lower sales volume of flavored carbonated soft drinks. The non-carbonated beverages segment, excluding water, grew 21.1% in the first quarter of 2005 as compared to the first quarter of 2004, from a very low base, driven by Powerade, Nestea and Keloco, each one accounting for one-third of the growth.

Operating Income

In the first quarter of 2005, higher polyethylene terephtalate (“PET”) resin prices were offset by a reduction in our sweetener costs and other raw materials, and efficiencies achieved throughout our manufacturing network, resulting in a lower average cost per unit case of 1.3%. Gross profit in absolute terms decreased 5.3% due to lower revenues, resulting in a gross margin of 51.7%, a decline of 100 basis points compared to the same period of 2004.

Operating expenses declined 1.9% to Ps. 2,075 million in the first quarter of 2005, due to lower maintenance costs for our distribution and marketing assets as a result of negotiating better terms with our service suppliers. Lower revenues and higher PET resin prices were partially offset by operating efficiencies resulting in Ps. 1,078 million of operating income in the first quarter of 2005, an 11.3% decrease compared to the same period of 2004. Operating income margin was 17.7% in the first quarter of 2005, a reduction of 150 basis points compared to the same period of 2004.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues were Ps. 846 million in the first quarter of 2005, a decrease of 3.3% as compared with the same period of 2004. This decrease was driven by lower average price per unit case, which accounted for almost 60% of the decline and lower sales volume, which accounted for the balance. Average price per unit case declined 1.7% to Ps. 32.28 (US$2.89), driven by a packaging mix shift towards multiple serving presentations.

Total sales volume in our Central American territories was 26.2 million unit cases in the first quarter of 2005, a decrease of 1.1% compared with the same quarter of 2004, mainly driven by a 1.2% decrease in carbonated soft drink sales volume, which was due to changes in the competitive dynamics in some of the Central American territories. Lower sales volume in Nicaragua and Panama were partially offset by sales volume growth in Guatemala.

Operating Income

Gross profit during the first quarter of 2005 decreased 1.2% in absolute terms as compared to the first quarter of 2004, however, gross margin increased 100 basis points to 48.4% as a result of cost cutting initiatives in manufacturing throughout the region that more than compensated for higher PET prices and sweetener costs.

Our operating income increased by 7.4% to Ps. 113 million in the first quarter of 2005 as compared to the first quarter of 2004 as a result of a 4.1% decrease in operating expenses. This reduction was due to lower maintenance cost in our distribution and marketing equipment derived from better execution practices, resulting in an operating margin of 13.3% in the first quarter of 2005, an improvement of 130 basis points as compared to the same period of 2004.

April 28, 2005	Page 4

Colombian and Venezuelan Operating Results

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues were of Ps. 1,068 million in the first quarter of 2005, an increase of 8.6% compared with the same period of 2004. Over 85% of total revenues growth was driven by higher average prices per unit case. Our average price per unit case grew 7.3% to Ps. 25.36 (US$2.27) as a result of price increases implemented in 2004 and the appreciation of the Colombian peso against the U.S. dollar.

Total sales volume during the first quarter of 2005 grew almost 1.0% reaching 42.1 million unit cases, driven by carbonated soft drinks volume increase of 2.8% compared with 2004, which more than offset the volume decline in our bottled water category. The majority of the incremental carbonated soft drinks sales volume came from our flavored carbonated soft drinks.

Operating Income

Our gross profit during the first quarter of 2005 grew 9.4% to Ps. 477 million, compared to Ps. 436 million in the same period of 2004, resulting in a gross margin of 44.7%, an improvement of 40 basis points. The savings achieved from the consolidation of our manufacturing network more than compensated for higher packaging costs derived from a packaging mix shift towards non-returnable presentations.

Operating expenses decreased 3.5% in the first quarter of 2005 mainly as a result of headcount optimization that took place during the first quarter of 2004 and lower maintenance costs. Our operating income more than doubled in absolute terms to Ps. 95 million during the first quarter of 2005, representing a 134.8% increase as compared to the first quarter of 2004. Operating income margin reached 8.9% in the first quarter of 2005, representing a margin expansion of 480 basis points as compared to the first quarter of 2004.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues during the first quarter of 2005 were Ps. 1,082 million, an increase of 7.5% compared to the same period of 2004, driven by average price growth of 8.8%, which more than offset sales volume decline. Average price per unit case during the quarter was Ps. 26.76 (US$2.40), an 8.8% increase as a result of price increases implemented during the second half of 2004.

Total sales volume during the quarter was 40.4 million unit cases, a decrease of 1.2% compared to 40.9 million unit cases in the first quarter of 2004. The volume decline was a result of the lower sales volume of our non-carbonated beverages, which was partly offset by the slight increase in our carbonated soft drinks sales volume.

Operating Income

Gross profit during the first quarter of 2005 was Ps. 451 million, an increase of 13.5% as compared to Ps. 398 million in the same period of 2004, resulting in a gross margin expansion of 220 basis points as compared to the same period of 2004. The gross profit increase was driven by higher total revenues, which more than offset higher packaging costs driven by a packaging mix shift towards non-returnable presentations.

Operating expenses increased by 270 basis points as a percentage of total revenues in the first quarter of 2005, driven by increases in selling expenses due to higher freight costs and higher wages, both of which grew above inflation. Our operating income was Ps. 67 million in the first quarter of 2005, a slight decrease of 1.5% as compared to the first quarter of 2004, resulting in a 6.2% operating margin, a margin contraction of 50 basis points as compared to the same period of 2004.

April 28, 2005	Page 5

Brazilian and Argentine Operating Results

BRAZILIAN OPERATING RESULTS

Revenues

Our total revenues reached Ps. 1,394 million in the first quarter of 2005, an improvement of 13.1% compared with the same period of 2004. Average price increases and higher sales volume each accounted for 50% of the revenue growth. Average price per unit case grew 5.6% to Ps. 19.54 (US$1.75) in the first quarter of 2005, mainly driven by higher beer revenues and price increases implemented during the second half of 2004.

Total sales volume increased 7.1% in the first quarter of 2005 to 71.1 million unit cases, including a 10.0% growth of carbonated soft drinks and a 41.9% of growth in bottled water as compared to the same period of 2004, which more than offset beer sales volume decline. Sales volume growth, excluding beer, was driven by the Coca-Cola brand, which accounted for more than 50% of incremental volumes, with the balance coming from carbonated soft drinks flavors and bottled water equally.

Operating Income

During the first quarter of 2005, our gross profit totaled Ps. 573 million, an increase of 21.1% compared with the same period of 2004. Gross margin increased to 41.1% in the first quarter of 2005 compared with 38.4% in the first quarter of 2004, a margin expansion of 270 basis points as a result of higher revenues.

Our operating expenses as a percentage of total revenues decreased from 31.0% in the first quarter of 2004 to 27.1% in the same period of 2005 as a result of higher revenues combined with headcount optimization and better maintenance practices. Operating income reached Ps. 195 million in the first quarter of 2005, resulting in a 14.0% operating margin, an improvement of 660 basis points as compared to the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

Our total revenues increased 13.7% to Ps. 744 million in the first quarter of 2005 compared to the same period of 2004. An increase in average price per unit case accounted for approximately 55% of this growth and sales volume growth for the balance. Average price per unit case driven by price increases implemented at the beginning of the year, grew 8.2% to Ps. 18.04 (US$1.62).

Total sales volume reached 39.3 million unit cases during the first quarter of 2005, an increase of 5.9% compared with the same period of 2004. Carbonated soft drinks accounted for more than 80% of the growth and the balance came from the non-carbonated beverages. During the first quarter of 2005 non-carbonated beverages, excluding water, more than doubled in total sales volume from a low base in the first quarter of 2004.

Operating Income

Gross profit reached Ps. 285 million during the first quarter of 2005, an increase of 12.6% compared with the same period of 2004. Our gross margin slightly decreased from 38.6% in the first quarter of 2004 to 38.3%, as a result of higher PET prices, which more than offset lower sweetener costs.

Operating expenses increased 13.4% in the first quarter of 2005, remaining flat as a percentage of total revenues as compared to the same period of 2004, driven mainly by mandatory salary increases implemented in the quarter and higher introduction of returnable bottles in the market in connection with our strategy of strengthening our sales volume in returnable presentations. In spite of higher operating costs in the first quarter of 2005, operating income increased by 11.6% to Ps. 124 million in the first quarter of 2005, resulting in a 16.7% operating income margin.

April 28, 2005	Page 6

Recent Developments

RECENT DEVELOPMENTS

•

The stockholders in the annual meeting held on March 8, 2005 approved the payment of a dividend in the amount of Ps. 620 million. The record date will be May 3, 2005, and the payment will be in the amount of Ps. 0.336 for each ordinary share, equivalent to Ps. 3.36 per ADR.

CHANGES IN MEXICAN GAAP:

•

Beginning on January 1, 2005 Bulletin C-10 “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Instruments and Hedging Operations) (Bulletin C-10), went into effect. Bulletin C-10 establishes detailed accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments. In addition, it establishes the conditions to consider financial instruments as hedging, and classifies hedging for purposes of defining whether the gain or loss that results from the valuation of hedging instruments at fair value should be recorded in net income or other comprehensive income. Bulletin C-10 is similar to SFAS 133 “Derivative Instruments”, from U.S. GAAP.

Before this change, the Company’s financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value were disclosed in the notes to the financial statements. Additionally, financial instruments entered into for purposes other than hedging the operations of the Company were valued and recorded at fair market value and changes in the valuation was recorded in the income statement.

As a result of this change, we recognized a financial asset of Ps. 585 million and a financial liability of Ps. 167 million, the net effect represented a gain of Ps. 418 million of which Ps. 28 million was recorded as a gain in net income, Ps. 276 million as other comprehensive income and Ps. 114 million as deferred tax liability.

•

Effective on January 1, 2005, revised Bulletin D-3 “Obligaciones Laborales “ (Labor liabilities) establishes that severance payments resulting from situations other than a restructuring are to be charged to income in accordance with actuarial calculations. Previously, severance indemnities were recorded in the income statement as expensed. Severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas, will continue to be included in other net expenses. As of March 31, 2005, there is no effect in the income statement since the severance payments were similar to the cost of the period under actuarial calculations.

April 28, 2005	Page 7

Conference Call Information and Disclaimer

CONFERENCE CALL INFORMATION

Our first-quarter 2005 Conference Call will be held on: April 28, 2005, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-901-5226 and International: 617-786-4513. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 5, 2005. To listen to the replay please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2005. For comparison purposes, 2004 and 2005 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the first quarter of 2005, which ended on March 31, 2005, are made against the figures for the comparable period in 2004, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(7 pages of tables to follow)

April 28, 2005	Page 8

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of March 31, 2005

Assets		Mar-05		Dec 04

Current Assets
Cash and cash equivalents	Ps.	3,241	Ps.	3,646

Total accounts receivable		1,707		2,132

Recoverable taxes		1,023		806
Inventories		2,469		2,514
Prepaid expenses		198		102
Financial instruments		585		0

Total current assets		9,223		9,201

Property, plant and equipment
Property, plant and equipment		30,554		30,510
Accumulated depreciation		-13,087		-12,791
Bottles and cases		939		1,045

Total property, plant and equipment, net		18,406		18,763

Investment in shares		432		425
Deferred income taxes		1,271		1,364
Deferred charges, net		1,442		1,470
Intangibles		36,412		36,399

Total Assets	Ps.	67,187	Ps.	67,621

Liabilities and Stockholders' Equity		Mar-05		Dec 04

Current Liabilities
Short-term bank loans and notes	Ps.	3,035	Ps.	3,306
Interest payable		386		316
Suppliers		3,658		4,149
Financial instruments		167		0
Other current liabilities		3,038		3,055

Total Current Liabilities		10,283		10,825

Long-term bank loans		21,747		21,922
Pension plan and seniority premium		669		661
Deferred income taxes		1,203		1,402
Other liabilities		2,724		2,522

Total Liabilities		36,626		37,333

Stockholders' Equity
Minority interest		721		707
Majority interest:
Capital stock		2,815		2,815
Additional paid in capital		12,045		12,045
Retained earnings of prior years		16,882		12,087
Net income for the period		695		5,419
Cumulative results of holding non-monetary assets		-2,598		-2,784

Total majority interest		29,840		29,582

Total stockholders' equity		30,561		30,289

Total Liabilities and Equity	Ps.	67,187	Ps.	67,621

April 28, 2005	Page 9

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1 Q 05	1 Q 04

Sales Volume (million unit cases)	446.8	440.8
Average price per unit case	25.00	24.94

Net revenues	11,172.2	10,994.5
Other operating revenues	57.6	74.4

Total revenues	11,229.8	11,068.9
Cost of sales	5,880.8	5,764.8

Gross profit	5,349.0	5,304.1

Operating expenses	3,660.1	3,659.1

Operating income	1,688.9	1,645.0

Interest expense	547.5	601.4
Interest income	58.0	37.7
Interest expense, net	489.5	563.7
Foreign exchange loss (gain)	(14.9)	(61.0)
Loss (gain) on monetary position	(183.2)	(476.7)

Integral cost of financing	291.4	26.0
Other (income) expenses, net	111.6	71.5

Income before taxes	1,285.9	1,547.5
Taxes	579.2	641.8

Consolidated net income	706.7	905.7

Majority net income	695.0	905.5

Minority net income	11.7	0.2

Operating income	1,688.9	1,645.0
Depreciation	305.0	327.9
Amortization and other non-cash charges (2)	273.0	284.6

EBITDA (3)	2,266.9	2,257.5

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charge

April 28, 2005	Page 10

Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05 %Rev		1Q 04 %Rev

Sales Volume (million unit cases)	227.7		228.3
Average price per unit case	26.70		27.55

Net revenues	6,079.1		6,288.7
Other operating revenues	17.9		32.0

Total revenues	6,097.1	100.0%	6,320.7	100.0%
Cost of sales	2,944.2	48.3%	2,991.2	47.3%

Gross profit	3,152.9	51.7%	3,329.5	52.7%

Operating expenses	2,074.9	34.0%	2,114.5	33.5%

Operating income	1,078.0	17.7%	1,215.0	19.2%
Depreciation, Amortization and other non-cash charges (2)	333.7	5.5%	357.0	5.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05 %Rev		1Q 04 %Rev

Sales Volume (million unit cases)	26.2		26.5
Average price per unit case	32.28		32.87

Net revenues	845.8		871.1
Other operating revenues	0.3		3.7

Total revenues	846.2	100.0%	874.8	100.0%
Cost of sales	436.5	51.6%	460.3	52.6%

Gross profit	409.7	48.4%	414.5	47.4%

Operating expenses	297.0	35.1%	309.6	35.4%

Operating income	112.7	13.3%	104.9	12.0%
Depreciation, Amortization and other non-cash charges (2)	55.6	6.6%	60.9	7.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

April 28, 2005	Page 11

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05 %Rev		1Q 04 %Rev

Sales Volume (million unit cases)	42.1		41.6
Average price per unit case	25.36		23.63

Net revenues	1,067.5		983.0
Other operating revenues	-		-

Total revenues	1,067.5	100.0%	983.0	100.0%
Cost of sales	590.7	55.3%	547.0	55.7%

Gross profit	476.8	44.7%	436.0	44.3%

Operating expenses	381.7	35.8%	395.5	40.2%

Operating income	95.1	8.9%	40.5	4.1%
Depreciation, Amortization & Other non-cash charges (2)	70.0	6.6%	80.9	8.2%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05 %Rev		1Q 04 %Rev

Sales Volume (million unit cases)	40.4		40.9
Average price per unit case	26.76		24.59

Net revenues	1,081.3		1,005.9
Other operating revenues	1.1		0.5

Total revenues	1,082.3	100.0%	1,006.4	100.0%
Cost of sales	630.9	58.3%	608.7	60.5%

Gross profit	451.4	41.7%	397.7	39.5%

Operating expenses	384.6	35.5%	329.9	32.8%

Operating income	66.8	6.2%	67.8	6.7%
Depreciation, Amortization and other non-cash charges (2)	54.3	5.0%	57.9	5.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

April 28, 2005	Page 12

Brazilian and Argentine operations

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05 %Rev		1Q 04 %Rev

Sales Volume (million unit cases)	71.1		66.4
Average price per unit case	19.54		18.51

Net revenues	1,389.5		1,228.9
Other operating revenues	4.2		2.9

Total revenues	1,393.7	100.0%	1,231.8	100.0%
Cost of sales	821.1	58.9%	758.9	61.6%

Gross profit	572.6	41.1%	472.9	38.4%

Operating expenses	377.4	27.1%	381.9	31.0%

Operating income	195.1	14.0%	91.0	7.4%
Depreciation, Amortization and other non-cash charges (2)	31.8	2.3%	23.5	1.9%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05 %Rev		1Q 04 %Rev

Sales Volume (million unit cases)	39.3		37.1
Average price per unit case	18.04		16.69

Net revenues	708.9		619.3
Other operating revenues	35.4		35.3

Total revenues	744.3	100.0%	654.6	100.0%
Cost of sales	459.6	61.7%	401.7	61.4%

Gross profit	284.8	38.3%	252.9	38.6%

Operating expenses	160.4	21.6%	141.5	21.6%

Operating income	124.3	16.7%	111.4	17.0%
Depreciation, Amortization and other non-cash charges (2)	32.5	4.4%	32.4	5.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

April 28, 2005	Page 13

Selected Information

SELECTED INFORMATION

VOLUME
Expressed in million unit cases

	1Q 2004					1Q 2005

	CSD	Water	Beer	Others	Total	CSD	Water	Beer	Others	Total

Mexico	182.9	44.4	0.0	1.0	228.3	182.3	44.2	0.0	1.2	227.7
Central America	24.8	1.2	0.0	0.5	26.5	24.5	1.2	0.0	0.5	26.2
Colombia	35.6	5.9	0.0	0.1	41.6	36.6	5.4	0.0	0.1	42.1
Venezuela	34.7	3.7	0.0	2.5	40.9	35.0	3.3	0.0	2.1	40.4
Brazil	52.0	3.1	10.9	0.4	66.4	57.2	4.4	9.0	0.5	71.1
Argentina	36.7	0.3	0.0	0.1	37.1	38.5	0.4	0.0	0.4	39.3

Total	366.7	58.6	10.9	4.6	440.8	374.1	58.9	9.0	4.8	446.8

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	1Q 2004				1Q 2005

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.8	55.2	1.3	14.7	27.9	56.2	1.2	14.7
Central America	50.7	44.9	4.4	-	45.1	50.8	4.1	-
Colombia	53.4	36.8	3.1	6.7	49.5	41.0	3.2	6.3
Venezuela	32.1	61.0	2.6	4.3	25.1	69.1	2.6	3.2
Brazil(1)	10.2	87.0	2.8	-	11.1	86.1	2.8	-
Argentina	27.2	69.1	3.4	-	27.0	70.1	2.9	-

(1) Carbonated Soft Drinks returnable presentations represented 4.6% and 5.9% of total sales volume in the first quarter of 2004 and 2005, respectively.

April 28, 2005	Page 14

Macroeconomic Information

March 2005
Macroeconomic Information

	Inflation		Foreign Exchange Rate (Per US Dollar)
	LTM	1Q 05	March 2005	Dec 2004	March 2004

Mexico	4.39%	0.79%	11.1710	11.1460	11.1740
Colombia	4.55%	2.13%	2,376.4800	2,389.7500	2,678.1600
Venezuela	15.80%	3.33%	2,150.0000	1,920.0000	1,920.0000
Brazil	5.47%	1.54%	2.6662	2.6544	2.9086
Argentina	7.86%	3.64%	2.9200	2.9800	2.8600

April 28, 2005	Page 15

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: April 28, 2005	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer